SECURITIES AND EXCHANGE COMMISSION

[redacted] **Washington, D.C. 20549**

02046694

FORM 6 – K

P.E. 10/1/02

Report of Foreign Private Issuer Pursuant to
Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of October, 2002

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua,
Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No __X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On October 15, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Third Quarter 2002 Financial Information. This information was sent to the Bolsa Mexicana de Valores on October 14, 2002. A copy of this information is attached to this report as Exhibit A.
2. On October 15, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Third Quarter 2002 Quarterly Report. This information was sent to the Bolsa Mexicana de Valores on October 14, 2002. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

By : ________________________________ .

Jesus A. Olivas
Chief Financial Officer

Date: October 14, 2002.

EXHIBIT A

Third Quarter 2002 Financial Information.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** Quarter: **3** Year: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**3,035,133**	**100**	**3,004,978**	**100**
2	**CURRENT ASSETS**	**1,283,725**	**42**	**1,247,573**	**42**
3	CASH AND SHORT-TERM INVESTMENTS	156,686	5	197,587	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	309,255	10	324,613	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	53,640	2	42,223	1
6	INVENTORIES	709,721	23	661,276	22
7	OTHER CURRENT ASSETS	54,423	2	21,874	1
8	**LONG-TERM**	**8,898**	**0**	**8,560**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	8,898	0	8,560	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,670,828**	**55**	**1,688,561**	**56**
13	PROPERTY	842,195	28	824,122	27
14	MACHINERY AND INDUSTRIAL	1,746,548	58	1,779,978	59
15	OTHER EQUIPMENT	254,273	8	226,812	8
16	ACCUMULATED DEPRECIATION	1,264,383	42	1,166,288	39
17	CONSTRUCTION IN PROGRESS	92,195	3	23,937	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**71,682**	**2**	**60,284**	**2**
20	**TOTAL LIABILITIES**	**1,994,831**	**100**	**1,966,937**	
21	**CURRENT LIABILITIES**	**635,829**	**32**	**1,374,343**	**70**
22	SUPPLIERS	220,412	11	159,936	8
23	BANK LOANS	221,808	11	73,118	4
24	STOCK MARKET LOANS	0	0	932,768	47
25	TAXES TO BE PAID	3,955	0	4,640	0
26	OTHER CURRENT LIABILITIES	189,654	10	203,881	10
27	**LONG-TERM LIABILITIES**	**1,011,031**	**51**	**266,547**	**14**
28	BANK LOANS	1,009,754	51	265,132	13
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	1,277	0	1,415	0
31	**DEFERRED LOANS**	**347,971**	**17**	**326,047**	**17**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,040,302**		**100 1,038,041**	
34	**MINORITY INTEREST**	**197,759**	**19**	**226,458**	**22**
35	**MAJORITY INTEREST**	**842,543**	**81**	**811,583**	**78**
36	**CONTRIBUTED**	**1,831,554**	**176**	**1,831,716**	**176**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,767	6	57,928	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	614,106	59	614,107	59
39	PREMIUM ON SALES OF SHARES	1,159,681	111	1,159,681	112
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(989,011)**	**(95)**	**(1,020,133)**	**(98)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	184,298	18	191,375	18
43	REPURCHASE FUND OF SHARES	219,090	21	25,775	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,395,088)	(134)	(1,389,967)	(134)
45	NET INCOME FOR THE YEAR	2,689	0	152,684	15

STOCK EXCHANGE CODE: **KJK**

Quarter: **3** Year: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: 3 YEAR: 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**156,686**	**100**	**197,587**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	156,686	100	197,587	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**635,829**	**100**	**1,374,343**	
52	FOREING CURRENCY LIABILITIES	428,152	67	1,156,702	84
53	MEXICAN PESOS LIABILITIES	207,677	33	217,641	16
24	**STOCK MARKET LOANS**	**0**	**100**	**932,768**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	932,768	100
26	**OTHER CURRENT LIABILITIES**	**189,654**	**100**	**203,881**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	189,654	100	203,881	100
27	**LONG-TERM LIABILITIES**	**1,011,031**	**100**	**266,547**	
59	FOREING CURRENCY LIABILITIES	1,009,754	100	265,132	99
60	MEXICAN PESOS LIABILITIES	1,277	0	1,415	1
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**1,277**	**100**	**1,415**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	1,277	100	1,415	100
31	**DEFERRED LOANS**	**347,971**	**100**	**326,047**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	347,971	100	326,047	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,395,088)**	**100**	**(1,389,967)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,395,088)	(100)	(1,389,967)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	647,896	(126,770)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,228	1,096
76	WORKERS (*)	1,923	2,044
77	CIRCULATION SHARES (*)	115,534,150	115,856,150
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: 3 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,230,985**	**100**	**2,193,274**	**100**
2	COST OF SALES	1,392,357	62	1,368,443	62
3	**GROSS INCOME**	**838,628**	**38**	**824,831**	**38**
4	OPERATING	614,299	28	565,593	26
5	**OPERATING**	**224,329**	**10**	**259,238**	**12**
6	TOTAL FINANCING	135,249	6	36,496	2
7	**INCOME AFTER FINANCING COST**	**89,080**	**4**	**222,742**	**10**
8	OTHER FINANCIAL OPERATIONS	9,594	0	3,214	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**79,486**	**4**	**219,528**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	66,360	3	38,384	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**13,126**	**1**	**181,144**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	481	0	1,314	0
13	**CONSOLIDATED NET INCOME OF**	**13,607**	**1**	**182,458**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**13,607**	**1**	**182,458**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**13,607**	**1**	**182,458**	**8**
19	NET INCOME OF MINORITY INTEREST	10,918		29,774	1
20	**NET INCOME OF MAJORITY INTEREST**	**2,689**		**152,684**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**2,230,985**	**100**	**2,193,274**	**100**
21	DOMESTIC	1,238,212	56	1,291,632	59
22	FOREIGN	992,773	44	901,642	41
23	TRANSLATED INTO DOLLARS (***)	99,422	4	88,354	4
6	**TOTAL FINANCING COST**	**135,249**	**100**	**36,496**	**100**
24	INTEREST PAID	83,681	62	104,091	285
25	EXCHANGE LOSSES	179,704	133	83,373	228
26	INTEREST EARNED	4,676	3	4,057	11
27	EXCHANGE PROFITS	89,199	66	99,691	273
28	GAIN DUE TO MONETARY POSITION	(34,261)	(25)	(47,220)	(129)
8	**OTHER FINANCIAL OPERATIONS**	**9,594**	**100**	**3,214**	**100**
29	OTHER NET EXPENSES (INCOME) NET	9,594	100	3,214	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**66,360**	**100**	**38,384**	**100**
32	INCOME TAX	25,260	38	10,156	26
33	DEFERED INCOME TAX	36,963	56	23,658	62
34	WORKERS' PROFIT SHARING	4,137	6	4,570	12
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**KJK** QUARTER: 3 YEAR2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,378,880	2,342,191
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,959,414	2,892,415
39	OPERATION INCOME (**)	297,919	331,464
40	NET INCOME OF MAYORITY INTEREST(**)	37,945	178,845
41	NET CONSOLIDATED INCOME (**)	42,040	205,384

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: 3 YEAR: 2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**13,607**	**182,458**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	133,094	5,370
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**146,701**	**187,828**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(64,496)	11,181
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**82,205**	**199,009**
6	CASH FLOW FROM EXTERNAL FINANCING	(14,727)	(83,007)
7	CASH FLOW FROM INTERNAL FINANCING	(1,864)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(16,591)**	**(83,007)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(127,499)**	**(55,778)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(61,885)	60,224
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	218,571	137,363
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	156,686	197,587

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**133,094**	**5,370**
13	DEPRECIATION AND AMORTIZATION FOR THE	108,839	106,424
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	24,255	(101,054)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(64,496)**	**11,181**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(23,950)	(70,075)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(72,089)	109,821
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(58,929)	(26,622)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	78,390	(28,577)
22	+ (-) INCREASE (DECREASE) IN OTHER	12,082	26,634
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(14,727)**	**(83,007)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(782,068)	873,476
24	+ LONG-TERM BANK AND STOCK MARKET	767,341	(956,483)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,864)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(1,864)	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(127,499)**	**(55,778)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(127,499)	(55,778)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: 3 **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.61	%	8.32	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.50	%	22.04	%
3	NET INCOME TO TOTAL ASSETS (**)	1.39	%	6.83	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	251.79	%	25.88	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.98	times	0.96	times
7	NET SALES TO FIXED ASSETS (**)	1.77	times	1.71	times
8	INVENTORIES ROTATION (**)	2.62	times	2.76	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33	days	35	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.42	%	11.19	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.72	%	65.46	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.92	times	1.89	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	72.08	%	72.29	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	60.51	%	15.79	%
15	OPERATING INCOME TO INTEREST PAID	2.68	times	2.49	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.48	times	1.47	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.02	times	0.91	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.90	times	0.43	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.64	times	0.63	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.64	%	14.38	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.58	%	8.56	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.89)	%	0.51	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.98	times	1.91	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	88.76	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	11.24	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

STOCK EXCHANGE CODE: **KJK**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.34		$ 1.54	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.58		$ 2.86	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 7.29		$ 7.01	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.24	times	2.69	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	47.63	times	12.20	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Consolidated sales in the third quarter of 2002 for Interceramic recovered materially from the second quarter slump, increasing by 14.85 percent to US $78.6 million from the US $68.4 million recorded in the preceding quarter of this year. The sales growth over the third quarter of 2001 was more modest at an increase of 3.49 percent, but the markets are encouraging with consumption of ceramic tile products in Mexico for the year outpacing that in 2001 and consumption in the United States pacing upwards as well. Supplies of strategic tile products that were sorely lacking last quarter started reaching our distribution networks during the third quarter, initiating a correction in our inventory deficiencies which had clearly impacted our sales earlier in the year. The full effect of the increased flow of these strategic products-important in attracting customers to our stores-should be felt in the last quarter of the year. To a large extent, the Company has contracted for these products with third parties under private label programs in order that we can use as much of our own production capacity for the manufacture of our top end, higher margin products.

Sales in Mexico during the third quarter of 2002 were pretty much in line with sales in the same period last year, at US $44.5 million compared to US $45.1 million, a 1.42 percent decrease. While demand in Mexico remains healthy, the lack of strategic products in our stores has to date prevented us from capitalizing on the market strengths. In the International markets sales continue to improve for Interceramic, and at US $34.1 million for the quarter not only set a Company record for International sales but posted a 10.68 percent increase over sales of US $30.8 million for the third quarter of 2001. A large part of the growth is fueled by increased volumes of product sold this year in the United States compared to last year, but we are also improving our selling prices generally as the year progresses.

With the onset of our private label strategic product program and in anticipation of the movement of greater amounts of product this program will place through our distribution networks in Mexico and the United States over the coming months, the Company has been investing in a growth strategy which includes new Company owned distribution in Mexico, further investment in our existing Mexican subsidiary distribution, further expansion of our subsidiary "Ceramic Tile International" network in the United States and the implementation of the Company wide, Oracle supply chain management system. As a result, although we have kept our other operating expenses in check our overall operating expenses have increased over recent quarters and stood at 27.03 percent of sales in the third quarter of 2002 compared to 25.34 percent of sales in the third quarter of 2001.

Operating income of US $7.7 million for this quarter, although 21.36 percent higher than the second quarter this year, was substantially lower than the record operating income of US $10.1 million hit by the Company in the third quarter last year. Period EBITDA of US $11.4 million was 16.47 percent below the US $13.7 million recorded in the same period last year. However, with lower borrowing cost thanks to our recently completed refinancing of the old Eurobond issue and overall reduction in debt, our debt service coverage ratio at the end of the third quarter of 2002 improved to 4.02 compared to 3.3 at the end of the third quarter last year and the ratio of debt to EBITDA at 2.7.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

To assist us in further reducing costs and improving our manufacturing efficiencies, we have made capital expenditures over the course of the year-aggregating US $12.7 million to date-at a number of our facilities, including a complete re-engineering of the product selection and packaging process throughout our plants, a new kiln at one of our Mexican plants and the overhaul of the spray dryers in Mexico that will not only improve our productivity but reduce our head count as well. We have also made many improvements and updates to a wide variety of existing production equipment in order to be able to produce new and innovative products. Recent upgrades and additions to our information technology systems along with the new supply chain management program are intended to help us manage our working capital more efficiently and improve system-wide customer service as we move increasing amounts of product through our extensive distribution networks in North America.

Our strategies should start generating tangible results in the coming months, and our expectations for the final calendar quarter of 2002 remain high. As always, our primary objective is to create value in our Company for our shareholders, and we remain focused to realize this important goal. Once again, we at Interceramic thank our customers, suppliers and shareholders for their continued support.

Oscar E. Almeida
Chairman of the Board

Víctor D. Almeida
Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from OCTOBER '01 to SEPTEMBER '02 was 7.21% compared to the inflation for the same period of 4.99%.

Accounting policies and practices

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information". Consequently, the amounts shown in the accompanying financial statements and in their notes are expressed in thousands of constant pesos as of SEPTEMBER 2002.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

I. The Company follows the specific-cost method to restate its inventories, as described below.

II. Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin were restated based on the NCPI.

III. Capital stock, paid in capital, the reserve for repurchase of stock reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated using a common restatement factor, which was determined based on the weighted average selling rates for each currency.

IV. Net monetary effect

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company´s monetary assets and liabilities. In inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the statement of income as part of the "comprehensive financing income (cost)".

V. Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at fair value.

VI. Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were made, expressed at end of year in constant pesos.

VII. Investments in companies in which the Company owns between 10% and 50% and over which the Company exercises significant influence are accounted for using the equity method. Investments in companies in which the Company owns less than 10% or over which the Company does not exercise significant control are recorded using the cost method.

VIII. Through the year ended December 31, 1996, the Company restated property, plant and equipment using the specific cost method based on appraisals made by independent experts. The fifth set of amendments to Bulletin B-10, the effective date of which is January 1, 1997 no longer permits restatements based on appraisals; the company decided to actualize its fixed assets and depreciation, by the alternate specific indexing method, due that most part of its fixed assets are from a foreign country.

Depreciation is computed on the restated values, using a straight-line method considering the estimated useful lives of assets as determined periodically by management based on technical studies.

IX. For the per share ratios, we are using the weighted average number of shares outstanding during each respective period according to the bulletin B-14 under Mexican GAAP.

X. SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO HE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FISED CAPITAL STOCK, THIS AMOUNT CAN BE INDISTINTLY OF ANY SERIES B, L OR D.

XI. GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	28,517
2 INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	310,770
3 INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,742
4 RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	170,356
5 DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	(24,453)
6 INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	(6,055)
7 MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	136
8 INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	47
9 OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	(420)
TOTAL INVESTMENT IN SUBSIDIARIES				**2,600**	**480,640**
ASSOCIATEDS					
1 CASINO DE CHIHUAHUA		2	1.00	175	1
2 NORTEXPORT		1	1.00	260	0
3 MAYO Y ASOCIADOS		5,000	30.00	1	5
4 CAMPESTRE SAN FRANCISCO		4	0.40	49	20
5 PROMOTORA DE HOSPITALES MEXICANOS		4,031,903	5.70	1	5,324
6 PROM. DE INFRAESTRUCT. DE MEXICO		65,870	5.50	1	516
7 ELECTRONIC PUBLISHING		3,700	17.56	1,000	2,910
8 TEATRO MUSICAL DE CHIHUAHUA		41,250	0.00	1	41
9 FIDEICOMISO SACRAMENTO		1	0.00	0	81
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,488**	**8,898**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**489,538**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
NOTES					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: 3 YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	307,131	113,414	193,717	402,290	109,145	486,862
MACHINERY	842,697	379,622	463,075	903,851	491,089	875,837
TRANSPORT EQUIPMENT	30,668	19,161	11,507	26,293	24,541	13,259
OFFICE EQUIPMENT	112,791	77,727	35,064	29,855	19,224	45,695
COMPUTER EQUIPMENT	38,681	16,433	22,248	15,985	14,027	24,206
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**1,331,968**	**606,357**	**725,611**	**1,378,274**	**658,026**	**1,445,859**
NOT DEPRECIATION ASSETS						
GROUNDS	20,172	0	20,172	112,602	0	132,774
CONSTRUCTIONS IN PROCESS	92,195	0	92,195	0	0	92,195
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**112,367**	**0**	**112,367**	**112,602**	**0**	**224,969**
TOTAL	**1,444,335**	**606,357**	**837,978**	**1,490,876**	**658,026**	**1,670,828**

STOCK EXCHANGE CODI**KJK** QUARTER: **3** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **KJK**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
SACMI DOCUMENTO	11/02/2002	7.06	0	0	0	0	0	0	0	0	10,325	0	0	0	0	0
BANAMEX - L.REVOLVENTE	03/04/2005	4.95	0	0	0	0	0	0	0	0	236	0	0	61,320	0	0
COMERICA BANK - REFACCIONARI	08/02/2003	4.22	0	0	0	0	0	0	0	0	1,220	102,200	0	0	0	0
CAPITAL LEASE PRENDARIO	01/01/2099	7.81	0	0	0	0	0	0	0	0	92	209	339	129	57	35
SINDICADO	08/03/1900	4.16	0	0	0	0	0	0	0	0	6,932	76,650	210,788	236,338	185,238	312,988
OTHER FINANCIAL ENTITIES																
IFC HIPOTECARIO	15/04/2002	5.13	0	0	0	0	0	0	0	0	477	20,440	0	0	0	0
ORACLE	06/01/2004	5.00	0	0	0	0	0	0	0	0	757	2,270	2,522	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**20,039**	**201,769**	**213,649**	**297,787**	**185,295**	**313,023**

STOCK EXCHANGE CODE: **KJK**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
FERRO MEXICANA			0	0	0	0	0	0	0	0	15,772	0	0	0	0	0
ESMALTES Y COLORANTES COVER			0	0	0	0	0	0	0	0	5,918	0	0	0	0	0
KOHLER CO.			0	0	0	0	0	0	0	0	4,905	0	0	0	0	0
ESMALGLASS			0	0	0	0	0	0	0	0	3,498	0	0	0	0	0
NUOVAFIMA			0	0	0	0	0	0	0	0	2,515	0	0	0	0	0
IPADEX			0	0	0	0	0	0	0	0	2,396	0	0	0	0	0
STERLING PLUMBING GROUP INC.			0	0	0	0	0	0	0	0	2,164	0	0	0	0	0
CARLSON SYSTEM			0	0	0	0	0	0	0	0	1,571	0	0	0	0	0
SERVICIO INDUSTRIAL CERAMICO			0	0	0	0	0	0	0	0	1,321	0	0	0	0	0
MANCHESTER QUIMICA MEXICANA			0	0	0	0	0	0	0	0	1,005	0	0	0	0	0
CAJAS Y CORRUGADOS			3,255	0	0	0	0	0	0	0	0	0	0	0	0	0
SACOS Y ENVASES INDUSTRIALES			1,190	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTES GRAFICAS PANORAMA			926	0	0	0	0	0	0	0	0	0	0	0	0	0
GCC COMERCIAL SA DE CV			849	0	0	0	0	0	0	0	0	0	0	0	0	0
BEMIS DE MEXICO			692	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIMICA ATSA SA DE CV			595	0	0	0	0	0	0	0	0	0	0	0	0	0
RODAMIENTOS Y REPRESENT INDU			318	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORA DE SEG. INDUSTRIA			277	0	0	0	0	0	0	0	0	0	0	0	0	0
GL DE MONTERREY			260	0	0	0	0	0	0	0	0	0	0	0	0	0
JAIME DE LOS RIOS RUBIO			212	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS			68,944	0	0	0	0	0	0	0	101,829	0	0	0	0	0
TOTAL SUPPLIERS			**77,518**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**142,894**	**0**	**0**	**0**	**0**	**0**
OTROS			126,204	1,277	0	0	0	0	0	0	63,450	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**126,204**	**1,277**	**0**	**0**	**0**	**0**	**0**	**0**	**63,450**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: KJK
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			203,722	1,277	0	0	0	0	0	0	226,383	201,769	213,649	297,787	185,295	313,023

NOTES

*TODOS LOS CREDITOS BANCARIOS ESTAN DENOMINADOS EN DOLARES.

*EL TIPO DE CAMBIO UTILIZADO A LA FECHA DE LA INFORMACION ES DE 10.22 PESOS POR UN DOLAR AMERICANO.

*ALL CREDITS ARE DENOMINATED IN DOLLARS.

*THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $10.22 MXP

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	25,022	249,790	0	0	249,790
OTHER	0	0	0	0	0
TOTAL	**25,022**	**249,790**			**249,790**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	15,934	151,329	0	0	151,329
INVESTMENTS	0	0	0	0	0
OTHER	10,579	104,186	0	0	104,186
TOTAL	**26,513**	**255,515**			**255,515**
NET BALANCE	**(1,491)**	**(5,725)**			**(5,725)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**141,581**	**1,446,957**	0	0	**1,446,957**
LIABILITIES POSITION	**140,696**	**1,437,906**			**1,437,906**
SHORT TERM LIABILITIES POSITION	41,894	428,152	0	0	428,152
LONG TERM LIABILITIES POSITION	98,802	1,009,754	0	0	1,009,754
NET BALANCE	**885**	**9,051**			**9,051**

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

EL TIPO DE CAMBIO A LA FECHA DE LA INFORMACION ES DE 10.22 PESOS POR UN DOLAR AMERICANO.

CON RESPECTO A LOS INGRESOS POR EXPORTACIONES REPORTADOS EN ESTE ANEXO, SON DIFERENTES A LOS REPORTADOS EN EL ESTADO DE RESULTADOS, YA QUE LAS CIFRAS PRESENTADAS EN EL ESTADO DE RESULTADOS INCLUYEN LAS VENTAS HECHAS POR NUESTRA SUBSIDIARIA EN ESTADOS UNIDOS DEL MATERIAL PRODUCIDO POR ELLOS, ASI COMO PRODUCTOS QUE COMERCIALIZA.

CURRENT RATE BETWEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 10.22 MXP.

THE INCOME SHOWN IN THIS ANNEX INCLUDES ONLY THE PRODUCTS MANUFACTURED IN MEXICO. IT DOES NOT INCLUDE THE INCOME FROM THE PRODUCTS MANUFACTURED IN GARLAND PLANT, AS THE EARNING STATEMENT DOES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**KJK** QUARTER: **3** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,177,250	2,116,933	939,683	0.59	5,519
FEBRUARY	1,233,124	2,155,467	922,342	0.00	19
MARCH	1,060,021	2,567,868	1,507,847	0.54	8,135
APRIL	1,372,640	2,523,344	1,150,704	0.56	6,463
MAY	1,294,173	2,457,874	1,163,701	0.27	3,165
JUNE	1,404,105	1,536,978	132,873	0.25	402
JULY	1,341,823	2,292,397	950,575	0.31	2,355
AUGUST	1,557,707	2,512,826	955,119	0.53	2,924
SEPTEMBER	1,558,522	2,546,520	987,998	0.00	5,279
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**34,261**

NOTES

SE INCLUYEN TANTO ACTIVOS MONETARIOS COMO PASIVOS MONETARIOS DE NUESTRA SUBSIDIARIA DE LOS ESTADOS UNIDOS PARA REFLEJAR EL EFECTO MONETARIO CONSOLIDADO DE ACUERDO AL BOLETIN B-15.

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

STOCK EXCHANGE CODE: QUARTER: YEAR:
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

STOCK EXCHANGE CODE: **KJK**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100
RECUBRIMIENTOS INTERCERAMIC,	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100
ADHESIVOS Y BOQUILLAS, S. DE	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	82
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100
ADHESIVOS Y BOQUILLAS, S. DE	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55

NOTES

LAS CAPACIDADES INSTALADAS SON ANUALES.
LA CAPACIDAD INSTALADA PARA LAS EMPRESAS ADHESIVOS Y BOQUILLAS Y ADHESIVOS Y BOQUILLAS SUR ESTA EXPRESADA EN TONELADAS PRODUCIDAS.
LA CAPACIDAD INSTALADA PARA EL RESTO DE LAS PLANTAS, ESTA EXPRESADA EN METROS CUADRADOS.

THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESED IN TONS.
FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARCILLAS	PROCESADORA DE MATERIALES CER				6.45
FRITAS	ESMALTES Y COLORANTES COVER	FRITAS	COLOROBIA	S	6.62
	ESMACER		ESMALGLASS	S	
COLORES	CERDEC	COLORES	ESMACER	S	9.90
	ESMALTES Y COLORANTES COVER				
	FERROMEXICANA				
	ESMACER				
CORINDONES	IMPORATACIONES PRO. DE ADQUI.				0.41
	PROINT				
OXIDOS	DE MATEO Y CIA	OXIDOS	MINERA AUTLAN	S	0.31
	IMPORATACIONES PRO. DE ADQUI.				
	MINERA AUTLAN				
MATS CERAMICOS	DERIVADOS METALORGANICOS	MATS CERAMICOS	ALCOA INTERAMERICANA	S	4.55
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S	
	MAT PRIMAS MINERALES DE AHUAZ		FELDESPAR CORP	S	
	MINERA NYCO				
	MATERIAS PRIMAS LAMPAZOS				
EMPAQUE	CAJAS Y CORRUGADOS	EMPAQUE	CARLSON SYSTEMS	S	6.35
			DIAGRAPH	S	
			STONE CONTAINER	S	
			PACKAGING ENTERPRISE	S	
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.20
GOMA	QUIMICA AMTEX				2.56
PRODUCTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	S	0.01

NOTES

STOCK EXCHANGE CODE: **KJK**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM OTROS	15,530	1,397,579	10,996	989,592 248,620	18.00	INTERCERAMIC	DISTRIBUCION INTERC GRUPO COMERCIAL IN INTERACABADOS DE C MAT ARQ Y DECORATI CERAMICA DEL BAJIO SI S.A DE C.V. INTERAMBIENTES CER PISOS Y BA¥OS, S.A. PISOS Y RECUB CERAI PROCERVER, S.A. DE
TOTAL		1,397,579		1,238,212			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			11,579	961,161	ESTADOS UNIDOS	INTERCERAMIC	INTERCERAMIC INC.
OTROS				31,612	CANADA	A.OLEAN/DALTILE	DAL-TILE
TOTAL				992,773			

NOTES

EL PORCENTAJE DE PARTICIPACION ES SUPERIOR AL 18% SEGUN ESTIMADOS DE LA COMPAÑIA PARA EL MERCADO NACIONAL.

CON RESPECTO A LA PRODUCCION DE OTROS PRODUCTOS DISTINTOS A LOSETA CERAMICA, NO SE PRESENTA, YA QUE SON PRODUCTOS COMERCIALIZADOS SOLAMENTE, NO PRODUCIDOS POR LA COMPAÑIA.

ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 18%

THE PRODUCTION OF THE OTHER NON-TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR COMERCIALIZATION AND NON-PRODUCED BY THE COMPANY.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 6,137,043

Number of shares Outstanding at the Date of the NFEA: — 115,856,150
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF SEPTIEMBRE OF 2002 — 50,325,688

Number of shares Outstanding at the Date of the NFEA: — 115,534,150
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

STOCK EXCHANGE COI KJK QUARTER: 3 YEAR: 2002

RAZON SOCIAL: **INTERNACIONAL DE CERAMICA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 16,655,140

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 115,856,150

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF SEPTIEMBRE OF 2002 — 1,665,514

Number of shares Outstanding at the Date of the NFEAR (Units) — 115,534,150

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	14,000,000	101,534,150		65,737,430	7,000	50,767
D		0				24,898,360		
L		0				24,898,360		
TOTAL			**14,000,000**	**101,534,150**	**0**	**115,534,150**	**7,000**	**50,767**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
115,534,150
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	3,000	11.10000	11.00000
L	159,500	11.50000	12.00000
D	159,500	11.50000	12.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KJK** QUARTER: **3** YEAR **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **SEPTEMBER** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. JESUS OLIVAS CORRAL
CHIEF EXECUTIVE OFFICER

LIC. LUIS FERNANDO CANO B.
INVESTOR RELATIONS

CHIHUAHUA, CHIH, AT OCTOBER 14 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KJK FECHA: 14/10/200: 18:19

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	INTERNACIONAL DE CERAMICA, S.A. DE C.V.		
DO MICILIO:	AV. CARLOS PACHECO #7200		
COLONIA:	SECTOR 26		
C. POSTAL:	31060		
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH		
TELEFONO:	(52-614) 429-1111		
FAX:	(52-614) 429-1166	**AUTOMATICO:**	
E-MAIL:	investor@interceramic.com		
DIRECCION DE INTERNET	www.interceramic.com		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	ICM8208029F7
DOMICILIO	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH

RESPONSABLE DE PAGO

NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH
TELEFONO:	(52-614) 429-1261
FAX:	(52-614) 429-1166
E-MAIL:	jolivas@interceramic.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINSITRACION
NOMBRE:	DON OSCAR ALMEIDA CHABRE
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(52-614) 429-1127
FAX:	(52-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. VICTOR ALMEIDA GARCIA
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KJK FECHA: 14/10/200: 18:19

CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (52-614) 429-1261
FAX: (52-614) 429-1166
E-MAIL: investor@interceramic.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. JESUS OLIVAS CORRAL
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (52-614) 429-1261
FAX: (52-614) 429-1166
E-MAIL: jolivas@interceramic.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. JESUS OLIVAS CORRAL
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (52-614) 429-1261
FAX: (52-614) 429-1166
E-MAIL: jolivas@interceramic.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: RELACION CON INVERSIONISTAS
NOMBRE: LIC. LUIS FERNANDO CANO BARRAZA
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (52-614) 429-1264
FAX: (52-614) 429-1166
E-MAIL: lfcano@interceramic.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. JESUS OLIVAS CORRAL
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (52-614) 429-1261
FAX: (52-614) 429-1166
E-MAIL: jolivas@interceramic.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KJK FECHA: 14/10/200: 18:19

NOMBRE:	LIC. NORMA ALMEIDA DE CHAMPION
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(52-614) 429-1261
FAX:	(52-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(52-614) 429-1261
FAX:	(52-614) 429-1166
E-MAIL:	jolivas@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(52-614) 429-1261
FAX:	(52-614) 429-1166
E-MAIL:	jolivas@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINSITRACION
NOMBRE:	DON OSCAR ALMEIDA CHABRE
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(52-614) 429-1261
FAX:	(52-614) 429-1166
E-MAIL:	investor@interceramic.com

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT B

Third Quarter 2002 Quarterly Report.

(NYSE: ICM)

Interceramic
Quarterly Report
July - September 2002

Consolidated sales in the third quarter of 2002 for Interceramic recovered materially from the second quarter slump, increasing by 14.85 percent to US $78.6 million from the US $68.4 million recorded in the preceding quarter of this year. The sales growth over the third quarter of 2001 was more modest at an increase of 3.49 percent, but the markets are encouraging with consumption of ceramic tile products in Mexico for the year outpacing that in 2001 and consumption in the United States pacing upwards as well. Supplies of strategic tile products that were sorely lacking last quarter started reaching our distribution networks during the third quarter, initiating a correction in our inventory deficiencies which had clearly impacted our sales earlier in the year. The full effect of the increased flow of these strategic products–important in attracting customers to our stores–should be felt in the last quarter of the year. To a large extent, the Company has contracted for these products with third parties under private label programs in order that we can use as much of our own production capacity for the manufacture of our top end, higher margin products.

Sales in Mexico during the third quarter of 2002 were pretty much in line with sales in the same period last year, at US $44.5 million compared to US $45.1 million, a 1.42 percent decrease. While demand in Mexico remains healthy, the lack of strategic products in our stores has to date prevented us from capitalizing on the market strengths. In the International markets sales continue to improve for Interceramic, and at US $34.1 million for the quarter not only set a Company record for International sales but posted a 10.68 percent increase over sales of US $30.8 million for the third quarter of 2001. A large part of the growth is fueled by increased volumes of product sold this year in the United States compared to last year, but we are also improving our selling prices generally as the year progresses.

With the onset of our private label strategic product program and in anticipation of the movement of greater amounts of product this program will place through our distribution networks in Mexico and the United States over the coming months, the Company has been investing in a growth strategy which includes new Company owned distribution in Mexico, further investment in our existing Mexican subsidiary distribution, further expansion of our subsidiary "Ceramic Tile International" network in the United States and the implementation of the Company wide, Oracle supply chain management system. As a result, although we have kept our other operating expenses in check our overall operating expenses have increased over recent quarters and stood at 27.03 percent of sales in the third quarter of 2002 compared to 25.34 percent of sales in the third quarter of 2001.

Operating income of US $7.7 million for this quarter, although 21.36 percent higher than the second quarter this year, was substantially lower than the record operating income of US $10.1 million hit by the Company in the third quarter last year. Period EBITDA of US $11.4 million was 16.47 percent below the US $13.7 million recorded in the same period last year. However, with lower borrowing cost thanks to our recently completed refinancing of the old Eurobond issue and overall reduction in debt, our debt service coverage ratio at the end of the third quarter of 2002 improved to 4.02 compared to 3.3 at the end of the third quarter last year and the ratio of debt to EBITDA at 2.7.

To assist us in further reducing costs and improving our manufacturing efficiencies, we have made capital expenditures over the course of the year–aggregating US $12.7 million to date–at a number of our facilities, including a complete re-engineering of the product selection and packaging process throughout our plants, a new kiln at one of our Mexican plants and the overhaul of the spray dryers in Mexico that will not only improve our productivity but reduce our head count as well. We have also made many improvements and updates to a wide variety of existing production equipment in order to be able to produce new and innovative products. Recent upgrades and additions to our information technology systems along with the new supply chain management program are intended to help us manage our working capital more efficiently and improve system-wide customer service as we move increasing amounts of product through our extensive distribution networks in North America.

Our strategies should start generating tangible results in the coming months, and our expectations for the final calendar quarter of 2002 remain high. As always, our primary objective is to create value in our Company for our shareholders, and we remain focused to realize this important goal. Once again, we at Interceramic thank our customers, suppliers and shareholders for their continued support.

Oscar E. Almeida
Chairman of the Board

Víctor D. Almeida
Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

Consolidated Sales

(Millions of Nominal Dollars)


+3%
75.9
78.6
Jul-Sep '01
Jul-Sep '02


+4%
214.9
223.5
Jan-Sep '01
Jan-Sep '02

Operating Income

(Millions of Nominal Dollars and as a percentage of sales)


-24%
10.1
13.3%
7.7
9.8%
Jul-Sep '01
Jul-Sep '02


-12%
25.5
11.9%
22.5
10.1%
Jan-Sep '01
Jan-Sep '02

EBITDA

(Millions of Nominal Dollars and as a percentage of sales)


-16%
13.7
18.1%
11.4
14.6%
Jul-Sep '01
Jul-Sep '02


-7%
35.9
16.7%
33.4
14.9%
Jan-Sep '01
Jan-Sep '02

Debt Service

(Times)


2.4 2.2 2.4 2.4 2.6 2.8 2.8 2.8 3.0 3.1 3.5 3.6 3.8 3.8 4.0
Last Twelve Months

Debt to EBITDA

(Times)


4.2 4.6 4.3 4.2 3.8 3.6 3.5 3.2 3.1 3.0 2.7 2.7 2.4 2.5 2.7
Last Twelve Months

RELEVANT FINANCIAL INFORMATION (Thousands of Nominal US Dollars)	Jul-Sep '02	Jan-Sep '02	Jul-Sep '02 Vs. Jul-Sep '01	Jan-Sep '02 Vs. Jan-Sep '01
Consolidated Sales	78,554	223,533	3.5%	4.0%
Mexico	44,496	124,111	(1.4%)	(1.9%)
International	34,057	99,422	10.7%	12.5%
Consolidated Sq. Meters sold (Thousands)	6,822	19,249	3.5%	(0.4%)
Sq. Meters sold (Mexico)	4,082	10,996	(1.2%)	(8.3%)
Sq. Meters sold (International)	2,740	8,252	11.4%	12.3%
Sq. Meters produced (Thousands)	5,838	17,531	(6.0%)	(4.1%)
EBITDA	11,445	33,388	(16.5%)	(7.0%)
EBITDA / Interest Expense (LTM)	4.02	4.02	16.4%	16.4%

INCOME STATEMENT (Thousands of Nominal US Dollars, except per Unit data)	Jul-Sep '02	Jan-Sep '02	Jul-Sep '02 Vs. Jul-Sep '01	Jan-Sep '02 Vs. Jan-Sep '01
Net Sales	78,554	223,533	3.5%	4.0%
Cost of goods sold	(49,608)	(139,498)	6.6%	4.1%
Gross Income	28,946	84,035	(1.4%)	3.9%
Operating Expenses	(21,234)	(61,542)	10.4%	11.1%
Operating Income	7,712	22,492	(23.8%)	(11.7%)
Integral Cost of Financing	(3,211)	(13,423)	(50.7%)	276.0%
Interest Expense	(2,268)	(8,397)	(33.1%)	(17.6%)
Interest Income	168	468	29.5%	18.2%
Foreign Exchange Gain (Loss)	(2,150)	(8,942)	(54.1%)	(654.0%)
Monetary Effect	1,040	3,448	(27.4%)	(25.2%)
Other Items	(597)	(904)	NA	380.3%
Income Tax and Employee Profit Sharing	(1,153)	(2,935)	142.3%	103.7%
Deferred Income Tax	(1,362)	(3,672)	NA	56.6%
Minoritary Income	385	1,094	(71.3%)	(62.7%)
Net Majority Income	1,004	465	(43.8%)	(96.9%)
Weighted Average Number of Units Outstanding (Thousands)	57,879	57,895	(0.1%)	(0.1%)
EP UNIT (as traded in the BMV)	0.02	0.01	(43.8%)	(96.9%)
EP ADR (as traded in the NYSE)	0.09	0.04	(43.8%)	(96.9%)

BALANCE SHEET (Thousands of Nominal US Dollars)	September 2002	Sep 2002 Vs. Sep 2001
Current Assets	125,609	2.6%
Cash Equivalents	15,331	(20.9%)
Fixed Assets	163,486	(1.3%)
Other non-current Assets	7,885	16.7%
TOTAL ASSETS	296,980	0.7%
Short-term Bank Debt	21,703	(78.0%)
Other short-term Liabilities	40,511	12.0%
Long-term Bank Debt	98,802	279.7%
Deferred Taxes	34,048	6.4%
Other long-term Liabilities	125	(10.0%)
TOTAL LIABILITIES	195,189	1.1%
Majority Shareholders' Equity	82,441	3.5%
Minority Interest	19,350	(12.9%)
TOTAL SHAREHOLDERS' EQUITY	101,791	(0.1%)

Note: "Unless otherwise indicated, all financial information are in accordance with Generally Accepted Accounting Principles in Mexico, and in addition, as a result of changes in Mexican GAAP pursuant to Bulletin B-15, for purposes of clarity, information is also presented in nominal US Dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month."

Interceramic
Quarterly Report
July - September 2002

RELEVANT FINANCIAL INFORMATION (Thousands of Pesos as of September 2002)	Jul-Sep '02	Jan-Sep '02	Jul-Sep '02 Vs. Jul-Sep '01	Jan-Sep '02 Vs. Jan-Sep '01
Consolidated Sales	795,581	2,230,985	3.8%	1.7%
Mexico	450,711	1,238,212	(1.1%)	(4.1%)
International	344,870	992,773	11.1%	10.1%
Consolidated Sq. Meters sold (Thousands)	6,822	19,249	3.5%	(0.4%)
Sq. Meters sold (Mexico)	4,082	10,996	(1.2%)	(8.3%)
Sq. Meters sold (International)	2,740	8,252	11.4%	12.3%
Sq. Meters produced (Thousands)	5,838	17,531	(6.0%)	(4.1%)
EBITDA	115,897	333,169	(16.2%)	(8.9%)
EBITDA / Interest Expense (LTM)	4.02	4.02	16.4%	16.4%

INCOME STATEMENT (Thousands of Pesos as of September 2002 except per Unit data)	Jul-Sep '02	Jan-Sep '02	Jul-Sep '02 Vs. Jul-Sep '01	Jan-Sep '02 Vs. Jan-Sep '01
Net Sales	795,581	2,230,985	3.8%	1.7%
Cost of goods sold	(502,439)	(1,392,357)	6.9%	1.7%
Gross Income	293,143	838,628	(1.0%)	1.7%
Operating Expenses	(215,070)	(614,299)	10.8%	8.6%
Operating Income	78,072	224,329	(23.6%)	(13.5%)
Integral Cost of Financing	(32,755)	(135,249)	(50.2%)	270.6%
Interest Expense	(22,955)	(83,681)	(32.8%)	(19.6%)
Interest Income	1,700	4,676	30.0%	15.3%
Foreign Exchange Gain (Loss)	(22,057)	(90,505)	(53.6%)	(654.6%)
Monetary Effect	10,557	34,261	(27.5%)	(27.4%)
Other Items	(6,034)	(9,113)	NA	379.7%
Income Tax and Employee Profit Sharing	(11,678)	(29,397)	143.3%	99.6%
Deferred Income Tax	(13,791)	(36,963)	NA	56.2%
Minoritary Income	3,901	10,918	(71.3%)	(63.3%)
Net Majority Income	9,914	2,689	(44.9%)	(98.2%)
Weighted Average Number of Units Outstanding (Thousands)	57,879	57,895	(0.1%)	(0.1%)
EP UNIT (as traded in the BMV)	0.17	0.05	(44.8%)	(98.2%)
EP ADR (as traded in the NYSE)	0.86	0.23	(44.8%)	(98.2%)

BALANCE SHEET (Thousands of Pesos as of September 2002)	September	Sep 2002 Vs. Sep 2001
Current Assets	1,283,725	2.9%
Cash Equivalents	156,686	(20.7%)
Fixed Assets	1,670,828	(1.1%)
Other non-current Assets	80,580	17.0%
TOTAL ASSETS	3,035,133	1.0%
Short-term Bank Debt	221,808	(77.9%)
Other short-term Liabilities	414,021	12.4%
Long-term Bank Debt	1,009,754	280.8%
Deferred Taxes	347,971	6.7%
Other long-term Liabilities	1,277	(9.8%)
TOTAL LIABILITIES	1,994,831	1.4%
Majority Shareholders' Equity	842,542	3.8%
Minority Interest	197,759	(12.7%)
TOTAL SHAREHOLDERS' EQUITY	1,040,301	0.2%

Note: Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from October '01 to September '02 was 7.21% compared to the inflation for the same period of 4.99%.